C21 Investments and Silver State Relief extend terms of purchase agreement
Closing moved to December 31, 2018 to accommodate transfer of cannabis licenses

VANCOUVER, October 1, 2018 – C21 Investments (CSE: CXXI; FSE: C6QP) and Silver State Relief today announced that they have extended the closing date of the definitive purchase agreement under which C21 Investments will acquire Silver State Relief LLC and Silver State Cultivation LLC to December 31, 2018.

C21 Investments originally announced the signing of a definitive purchase agreement with Silver State Relief of Nevada on July 16, 2018 with an expected closing date of October 31, 2018, subject to regulatory approval. The closing of this acquisition requires a filing with local authorities for approval of the deemed transfer of the applicable cannabis licenses of the business to a Nevada holding company controlled by C21 Investments.

The filing for the transfer of these licenses took place on September 14, 2018. However, as regulatory approval for the transfer of cannabis licenses is expected to take up to two months or more, C21 Investments and Silver State Relief have agreed to extend the deadline for the closing to December 31, 2018.

In consideration for the delayed closing, C21 Investments has increased its deposit against the purchase price by US$2 million for a total deposit of US$6 million.

Rob Cheney, Chief Executive Officer of C21 Investments, said: “We look forward to closing this acquisition by year end. In the interim, the people at C21 Investments and Silver State Relief will continue to collaborate on the operational side of the transition, including the opening of Silver State Relief’s new dispensary in Fernley, Nevada. We look forward to unlocking the value of the combined businesses.”

ABOUTC 21 INVESTMENTS
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

The CSE has not accepted responsibility for the adequacy or accuracy of this release.